

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 7, 2010

Lisan Rahman
Chairman of the Board of Directors & CEO
Ciglarette, Inc.
19924 Shallow Creek Loop
Manassas, VA 20109

> **Re: Ciglarette, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed May 18, 2010**
> **File No. 333-166343**

Dear Mr. Rahman:

We have reviewed your amended filing and response letter, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus Cover Page

1. We note your revised disclosure in response to comment four in our letter dated May 11, 2010 mistakenly omits the reference to "Section 4(1)" (i.e., Section 4(1), if available, for non-affiliates). Please revise accordingly.

Risk Factors, page 4

Our Sole Officer and Director…, page 4

2. We note this risk factor was added in response to comment six in our letter dated May 11, 2010. Please revise as you mistakenly reference the business as being in the "resume building industry."

Description of Business, page 9

3. We note your revised disclosure in response to comment seven in our letter dated May
    11, 2010, and we continue to believe more robust disclosure of your planned operations is
    necessary. Your current business disclosure describes your business model, but does not
    adequately describe your plan of operations. In this regard, we note from your disclosure
    on page 24 that you do not have enough cash to commence operations and that
    management intends to raise additional funds by way of a public or private offering.
    Please further revise this section to specifically address the following:

    -   When you expect to launch the sale of your product through a website and/or
        direct mail;
    -   How much cash you will require in the next six and twelve months to meet the
        expenditures required for operating the business;
    -   The categories of such expenditures; and
    -   Sources of cash resources that you expect to use to fulfill your expenditure
        requirements.

                                    *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under the
Securities Act of 1933 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of
all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of
such request, acknowledging that:

-   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with respect
    to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jay Knight, Attorney- Advisor, at (202) 551-3370, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste Murphy

for Larry Spirgel
Assistant Director

cc: via fax at (732) 577-1188
        Gregg E. Jaclin, Esq.
        (Anslow & Jaclin, LLP)